# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OPGEN INC, CIK 0001293818
CUSIP: 68373L505
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9717 KEY WEST AVENUE, 9717 KEY WEST AVENUE, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 08/23/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002036872-24-000001
Filed by CIK 0002036872

## Reporting persons
- TG Investment Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 633,506; sole dispositive power 633,506; shared dispositive power 0; aggregate amount beneficially owned 633,506 (7% of the class)
  Comment: On August 23, 2024, the Reporting Person purchased 263,961 shares of Opgen Inc. Series E Convertible Preferred Stock ("Preferred Stock"). On August 27, 2024, the Reporting Person converted the Preferred Stock into 633,506 shares of Opgen Inc. Common Stock. Based on 8,989,002 shares of Common Stock outstanding as of August 27, 2024, as provided by the Issuer's Transfer Agent.

## Item 1. Issuer
Name of issuer: OPGEN INC
Address of issuer's principal executive offices: 9717 KEY WEST AVENUE, 9717 KEY WEST AVENUE, ROCKVILLE, MARYLAND, 20850.

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of TG Investment Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: 67 Fort St., Artemis House, Georgetown, Grand Cayman, KY1-1111, Cayman Islands
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.
Percent of class:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on the Reporting Person's cover page. Calculations of the percentage of shares of Common Stock beneficially owned are based on 8,989,002 shares of Common Stock outstanding as of August 27, 2024, as provided by the Issuer's Transfer Agent.
7
Sole power to vote or to direct the vote: 633,506
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 633,506
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TG Investment Ltd.: Ng Boon Chee, Director (09/23/2024)